Mark J. Wishner

Tel: 703-749-1352

Wishnerm@gtlaw.com

December 3, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Laura Crotty
Celeste Murphy

Re:	Scopus BioPharma Inc.
Post-Effective Amendment to Form 1-A
Response dated December 1, 2020
File No. 024-11228

Ladies:

On behalf of Scopus BioPharma Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated December 2, 2020, relating to the comment letter response the Company filed on December 1, 2020 regarding the Post-Effective Amendment to Form 1-A, File No. 024-11228.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and have provided the Company’s response to each comment immediately thereafter.

Comment

Management's Discussion and Analysis of Financial Condition and Results of Operations Six Months Ended June 30, 2020 versus Six Months Ended June 30, 2019, page 44

1.	We note your response to our prior comment. Please further revise your proposed disclosure to provide detail regarding the $383,195 paid to the company's president in the six months ended June 30, 2020 (i.e., salary, award, etc.). In this regard we note your disclosure on page 79 that the employment agreement for Mr. Sanghrajka provides for the payment of an annual base salary of $300,000 for "the remainder of 2020 and increases to $360,000 and $414,000 for the years ended December 31, 2021 and 2022" and that a guaranteed bonus will be paid at year end; however, no detail is given regarding payments made in the first six months of the year.

Response

When the Company amends its offering statement prior to its request for qualification, it will further supplement its proposed disclosure regarding the compensation payable to its president with the insertion of the following at the end of the paragraph in which the amount attributable to the president’s compensation is discussed.

Of the total general and administrative expenses attributable to our president, $166,994 represents half of his annual base compensation for 2020, including $16,994 of payroll taxes and fees, all of which have been paid in cash, $150,000 represents an accrual for his guaranteed bonus for 2020, and $66,201 is the value of the compensatory charge associated with the prior grant of stock options to our president.

If additional disclosure is required, please let us know.

We will also make certain to advise the underwriter to have FINRA advise the Commission that it has no objection to the compensation arrangements.

Sincerely,

/s/ Mark J. Wishner

cc: Robert J. Gibson